CHEVRON CORPORATION

6001 Bollinger Canyon Road, San Ramon, CA

July 6, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Chevron Corporation

Registration Statement on Form S-4

File No. 333-272776

Request for Effectiveness

Dear Ms. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Chevron Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2023, as amended on June 29, 2023 and July 5, 2023, be accelerated to July 7, 2023 at 5:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Rose Z. Pierson
Name: Rose Z. Pierson
Title: Assistant Secretary